UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /x/Form 10-Q / /Form N-SAR

                 For Period Ended: MAY 31, 1997
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                 /  /  Transition Report on Form 10-K
                 /  /  Transition Report on Form 20-F
                 /  /  Transition Report on Form 11-K
                 /  /  Transition Report on Form 10-Q
                 / /   Transition Report on Form N-SAR
                 For the Transition Period Ended:
                               ------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
Payless Cashways, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable
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2300 Main Street
Kansas City, Missouri 64108
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Address of Principal Executive Office

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b)), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Payless Cashways, Inc. is unable to file its Quarterly Report on Form 10-Q for the quarter ended May 31, 1997 (the "10-Q") within the prescribed period without unreasonable effort and expense. The Company is in discussions with its bank lenders, the results of which will materially affect disclosures to be made in the 10-Q. Because of the significant efforts of senior management in connection with these discussions, the Company requires additional time to prepare the 10-Q. The Company anticipates that the 10-Q will be filed on or before July 21, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Stephen A. Lightstone                (816)                  234-6000
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           (Name)                      (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
    no, identify report(s).                               /x/ Yes / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                             / / Yes /x/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Payless Cashways, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date  July 16, 1997       By /s/ Stephen A. Lightstone
          ---------------         -----------------------------

                                  Stephen A. Lightstone, Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

                                 ATTENTION
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    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                                 VIOLATIONS (SEE 18 U.S.C. 1001).
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